Exhibit 99.1

Silence Therapeutics Announces Positive Topline Results from Phase 1 Multiple Dose Study of Zerlasiran in Subjects with High Lipoprotein(a) and Stable Atherosclerotic Cardiovascular Disease

Zerlasiran showed very significant and durable reductions in lipoprotein(a) of up to 99%

Lp(a) levels remained around 90% lower than baseline at study endpoint

1 November 2023

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or the “Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced positive topline results from the multiple dose component of the APOLLO phase 1 study of zerlasiran (formerly SLN360) in 36 adults with baseline lipoprotein(a), or Lp(a), levels at or over 150 nmol/L and stable atherosclerotic cardiovascular disease (ASCVD). Zerlasiran is a siRNA (short interfering RNA) designed to lower the body’s production of Lp(a), a key genetic risk factor for cardiovascular disease affecting approximately 20% of the world’s population.

In the double-blind placebo-controlled treatment period, zerlasiran (200 mg, 300 mg and 450 mg) was administered twice subcutaneously at two different dosing intervals to ASCVD patients. These data demonstrated a significant reduction from baseline in Lp(a) of up to 99% at 90 days following injection of repeated doses. Lp(a) levels remained approximately 90% lower than baseline at 201 days (end of treatment period) at the two highest doses. A dose dependent reduction in low-density lipoprotein cholesterol (LDL cholesterol) and apolipoprotein B (ApoB) was also observed. Zerlasiran was well tolerated; no clinically important safety concerns were identified.

“We are extremely pleased to see the excellent results we saw in healthy volunteers translate to our target population,” said Craig Tooman, President and CEO of Silence. “Zerlasiran delivered essentially complete Lp(a) knockdown on repeated dosing with greater durability than seen with single doses. The safety profile also continues to be very well suited for chronic use in a very large global population. We look forward to building on this dataset with the ongoing phase 2 study expected to readout in the first half of next year.”

Silence plans to present further results from the APOLLO multiple dose study at a future cardiovascular medicines conference.

Results from the single ascending dose portion of the APOLLO study were simultaneously presented in a late breaker at the 2022 American College of Cardiology (ACC) Annual Meeting and published in the Journal of the American Medical Association (JAMA), available here.

Zerlasiran is currently being evaluated in the fully enrolled ALPACAR-360 phase 2 study in patients with Lp(a) levels at or over 125 nmol/L at high risk of ASCVD events. Silence expects to report topline 36-week data in the first quarter of 2024 and topline 48-week data in the second quarter of 2024.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

Exhibit 99.1

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include zerlasiran designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s cash runway and forecast operating cash flow, the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.